UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 12, 2005

Commission File Number: 000-29938

Pacific Internet Limited ———————————————————————————————————
(Translation of registrant’s name into English)

89 Science Park Drive, #02-05/06 The Rutherford, Singapore Science Park Singapore 118261
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Press Release dated October 12, 2005

Pacific Internet Appoints New Independent Director to its Board

Company Also Offers Comments on Nasdaq Listing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Internet Limited

Date: October 12, 2005	By:	Chew Hai Chwee
	Name:	Chew Hai Chwee
	Title:	Executive Director

EXHIBIT INDEX

Exhibit No.	Description

99	Press Release dated October 12, 2005